Satori Studios, Inc.

Financial Statements

For the Year Ended
December 31, 2021

Together With
Independent Accountant's Review Report

Seperack & Company, LLC
7-9 Isaac Street
Norwalk, CT 06850

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Satori Studios, Inc.
Brookhaven, GA

We have reviewed the accompanying financial statements of Satori Studios Inc. (an "C" corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of operations and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

September 28, 2022
Norwalk, Connecticut

Satori Studios, Inc.

Table of Contents

December 31, 2021

Satori Studios Inc
Balance Sheet
December 31, 2021

See Independent Accountant's Review Report

Assets		
Current Assets		
Cash	$ 500	
Total Current Assets		500
Property and Equipment - At Cost		
Equipment	1,590	
Total Property and Equipment - At Cost	1,590	
Accumulated Depreciation	(159)	
Total Property and Equipment, Net - At Cost		1,431
Total Assets		$ 1,931
Liabilities and Stockholders' Equity		
Liabilities		
Current Liabilities		
Shareholder Loans Payable	700	
Total Current Liabilities		700
Total Liabilities		700
Stockholders' Equity		
Common Stock - Par Value $0.0001, 10,000,000 Shares Authorized; 7,536,666 Shares Issued and Outstanding	700	
Additional Paid-in Capital	3,304	
Accumulated Deficit	(2,741)	
Stockholders Equity Subtotal		1,263
Less: Treasury Stock, At Cost		(32)
Total Stockholders' Equity		1,231
Total Liabilities and Stockholders' Equity		$ 1,931

The Accompanying Notes are an Integral Part of These Financial Statements

Satori Studios Inc
Statement of Operations and Retained Earnings
For the Year Ended December 31, 2021

See Independent Accountant's Review Report

Sales, Net		$ 2,716
Cost of Goods Sold		
Commission and Fees	1,000	
Software and Applications	906	
Contract Labor	504	
Cost of Goods Sold		2,410
Gross Profit		306
Operating Expenses		
Office Expense	$ 133	
Taxes	709	
Advertising Expense	288	
Depreciation Expense	159	
Total Operating Expenses		1,289
Net Loss		(983)
Accumulated Deficit - Beginning		(1,758)
Accumulated Deficit - Ending		$ (2,741)

Satori Studios
Statement of Equity
For the Year Ended December 31, 2021

See Independent Accountant's Review Report

	Common Stock				
	Shares	Amount	Additional Paid in	Retained Earnings (Accumulated	Total
Beginning Balance, January 1, 2021	6,965,000	696	3,304	(1,758)	2,242
Contributions	-	-	-	-	-
Net (loss)	-	-	-	(983)	(983)
Treasury Stock	-	(28)	-	-	(28)
Ending Balance, December 31, 2021	7,536,666	668	3,304	(2,741)	1,231

Satori Studios
Statement of Cash Flows
For the Year Ended December 31, 2021

See Independent Accountant's Review Report

Cash Flows from Operating Activities	
Net Loss	$ (983)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Depreciatin Expense	159
Net Used in Operating Activities	(824)
Cash Flows from Investing Activities	
Acquisitions of Property and Equipment	(1,590)
Net Cash Used in Investing Activities	(1,590)
Cash Flows from Financing Activities	
Repayment of Loan Payable - Shareholder	(774)
Acquisition of Treasury Stock	(28)
Net Cash Used in Financing Activities	(802)
Net Decrease in Cash	(3,216)
Cash - Beginning	3,716
Cash - Ending	$ 500

The Accompanying Notes are an Integral Part of These Financial Statements

Satori Studios, Inc.
Notes to the Financial Statements
December 31, 2021

See Independent Accountant's Review Report

Note 1 The Business

Satori Studios Inc., (the Company) was incorporated on June 15, 2020 in Delaware to produce Virtual Reality software.

Note 2 Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Note 2 Summary of Significant Accounting Policies (continued)

Subsequent Events

The Company is in the process of crowdfunding to raise more than $107,000 in capital. This process is ongoing, and the Company is expecting to see a return within the next year.

The Company has evaluated subsequent events through September 28, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

Revenue and Cost Recognition

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606).* This guidance outlines a single, comprehensive model for accounting for revenue from contracts with customers. The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Through discussions with management, there are no relevant changes in revenue recognition with the adoption of ASC 606.

Advertising Costs

Advertising costs are expensed as incurred.